DAVIS DISTRIBUTORS, LLC
A Subsidiary Of
Davis Selected Advisers, L.P.

SEC I.D. No. 39258

ANNUAL REPORT FORM X-17A-5
For the Year Ended December 31, 2024
Exemption Report and Reports of Independent
Registered Public Accounting Firm
Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULES:	
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934	10
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF § 240.15c3-3	11
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER § 240.15c3-3	12
REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13
EXEMPTION REPORT	14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Davis Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2949 E. Elvira Rd, Suite 101
(No. and Street)

Tucson	AZ	85756
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary P. Tyc	520-434-3720	gtyc@dsaco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

R&A CPA's
(Name – if individual, state last, first, and middle name)

4542 East Camp Lowell Dr	Tucson	AZ	85712
(Address)	(City)	(State)	(Zip Code)

9/1/2009	#3707
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary P. tyc, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Davis Distributors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMY R MCDONALD
Notary Public, State of Arizona
Pima County
Commission # 671889
My Commission Expires
September 03, 2028

Signature: [signature]

Title: Vice President & CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Davis Distributors, LLC (a Delaware limited liability company) (the "Company"), a subsidiary of Davis Selected Advisers, L.P., as of December 31, 2024, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental information

The supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, computation for determination of the reserve requirements under Exhibit A of §240.15c3-3, and information relating to the possession or control requirements under §240.15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including the form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, computation for determination of the reserve

requirements under Exhibit A of §240.15c3-3, and information relating to the possession or control requirements under §240.15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs PLLC

We have served as the Company's auditor since 2006.

Tucson, Arizona
February 27, 2025

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	
CURRENT ASSETS:	
Cash and equivalents	$ 14,084,740
Receivables:	
12b-1 fees and reimbursements due from the Funds	1,960,976
Underwriting commissions	8,676
Other current assets	114,075
Total current assets	16,168,467
OTHER ASSETS:	
Other assets	108,266
Deferred sales commissions, net	6,869
Property and equipment, net of accumulated depreciation of $28,568	-
TOTAL	$ 16,283,602
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 2,647,220
Payable to related parties	4,566,965
Total current liabilities	7,214,185
SHAREHOLDERS' EQUITY:	
Common stock, 100 shares authorized, issued and outstanding, $10 par value	1,000
Additional paid-in capital	487,727,655
Accumulated deficit	(478,659,238)
Total shareholders' equity	9,069,417
TOTAL	$ 16,283,602

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:	
Revenue from contracts with customers:	
Income from 12b-1 fees	$ 3,397,200
Income from trailing commissions	13,360,550
Underwriting commissions	173,170
Total revenue from contracts with customers	16,930,920
Other revenue:	
Interest income	278,454
Total	17,209,374
EXPENSES:	
Commission and 12b-1 expense	16,623,685
Marketing fees to related party	11,371,863
Selling, general and administrative	620,369
Amortization of deferred sales commissions	21,137
Salaries, wages and benefits	1,724,992
Total	30,362,046
NET LOSS	$(13,152,672)

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock				
	Shares Outstanding	Amount	Additional Pain-In Capital	Accumulated Deficit	Total
BALANCE AT December 31, 2023	100	$1,000	$471,727,655	($465,506,566)	$6,222,089
Capital Contributions			16,000,000		16,000,000
Net Loss				($13,152,672)	($13,152,672)
BALANCE AT December 31, 2024	100	$1,000	$487,727,655	($478,659,238)	$9,069,417

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (13,152,672)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization of deferred sales commissions	21,137
Changes in operating assets and liabilities:	
12b-1 fees and reimbursements due from the Funds	(189,518)
Underwriting commissions	(2,422)
Other assets	3,607
Deferred sales commissions, net	1,142
Accounts payable and accrued expenses	330,061
Payable to related party	45,349
Net cash used in operating activities	(12,943,316)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional capital contributions	16,000,000
Net cash provided by financing activities	16,000,000
INCREASE IN CASH AND EQUIVALENTS	3,056,684
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	$ 11,028,056
CASH AND EQUIVALENTS AT END OF YEAR	$ 14,084,740

See notes to financial statements

Note 1 – Summary of Significant Accounting Policies

Role of the Distributor

Davis Distributors, LLC ("the Company") is organized under the Delaware Limited Liability Company Act, and is a subsidiary of Davis Selected Advisers, L.P. The Company acts as general distributor for the sale and distribution of shares of registered investment companies (the "Funds") managed by Davis Selected Advisers, L.P.

The Company acts as the general distributor under distribution plans (the "Plans"), pursuant to Rule 12b-1 of the Investment Company Act of 1940, for all managed funds. The Company is paid a commission on the proceeds from the sale of certain shares of the funds, which is recorded on the date of sale (trade date).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Equivalents

The Company places its cash and equivalents with various credit institutions. At times, such account balances may be in excess of the FDIC insurance limits; however, management does not believe it is exposed to any significant credit risk on cash and equivalents.

For purposes of the statement of cash flows, the company considers all short-term investments with a purchased maturity of three months or less to be cash equivalents.

Financial instruments which potentially subject the Company to concentrations of credit risk consist solely of money market funds managed by Davis Selected Advisers, L.P. The money market investment is recorded at cost which approximates fair market value; dividend income is recorded when earned. The money market investment is included in cash and equivalents in the Statement of Financial Condition. The maximum loss that the Company would incur if the parties to the financial instrument failed to perform according to the terms of the contract is the balance reported in the accompanying Statement of Financial Condition.

Receivables

Receivables are 12b-1 fees and commission revenue due from the Funds and expense reimbursements due from the Funds for expenses advanced by the Company. As amounts are collected from related entities, no allowance for credit losses have been recorded or are considered necessary by management. On the Statement of Financial Condition as of December 31, 2024, 12b-1 fees and reimbursements due from the Funds is comprised of the following:

12b-1 Trail Commissions on A & B shares	$ 1,837,374
12b-1 Fee Income	8,646
Expenses Advanced to the Funds	114,955
Total	$ 1,960,975

Note 1 – Summary of Significant Accounting Policies *(continued)*

Revenue From Contracts With Customers – Distribution Fees

The Company's revenue is earned from distribution and administrative services provided to mutual funds. Each distinct service promised in the agreements is considered a performance obligation and is the basis for determining when revenue is recognized. The fees are allocated to each distinct performance obligation and revenue is recognized when, or as, obligations are satisfied.

The Company enters into arrangements to distribute shares of mutual funds to investors. The recognition and measurement of revenue is based on the assessment of individual contract terms and statutory limitations. Judgment is required to determine whether performance obligations are satisfied when shares are sold to the investor or over time. The Company may receive distribution fees paid by the funds up-front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of mutual fund shares to investors and as such the performance obligation on the fixed revenue amount is fulfilled on the trade date. The transaction price has a variable component because it is dependent on the net asset value at a point in time as well as the length of time an investor has been in the fund. At month-end, all variables are known. The fee rates for trailing commissions and distribution fees are applied to the average daily net assets of the month, divided by the days in the year, times the days in the month. At this time, the performance obligations to the fund are satisfied and the Company recognizes revenue for trails commissions, distribution fees and deferred sales charges. Revenues are collected on a monthly or quarterly basis. As such, estimates are used to recognize variable revenue and distribution fees in the current period related to performance obligations that have been satisfied.

Deferred Sales Commissions

The Company has recorded as an asset certain costs incurred to obtain revenue contracts with its customers which consist of commissions paid to brokers and dealers in connection with sales of shares in certain classes of mutual funds. The costs are charged to deferred sales commissions and amortized generally over six years, which is the period of time that the shares are subject to deferred sales charges. Early withdrawal charges received by the Company from redeeming shareholders reduce the unamortized deferred sales commissions. As of December 31, 2024, the Company had costs to obtain contracts with customers of $6,869 and the Company recognized amortization expense of $21,137 during the year then ended. Effective June 1, 2020, the company stopped offering new purchases into share classes subject to deferred sales charges over one year. The company will continue to amortize the costs previously incurred over the term of the agreements.

Property, Plant, and Equipment

Property and equipment is recorded at cost. Depreciation expense is provided for over the assets' estimated useful lives using the straight-line method. Property and equipment on the balance sheet includes the following classes and are depreciated over the following lives:

	Years
Furniture and equipment	3 - 7

Income Tax Considerations

As a limited liability company, the Company is not subject to income taxes. The Company provides for income taxes under the provisions of accounting principles generally accepted in the United States of America, which requires management's determination of the existence of uncertain tax positions for which it is reasonably possible that reported total amounts could significantly differ from amounts that may be determined upon examination by taxing authorities. The company is no longer subject to US federal, state, local, or non-US tax examinations by tax authorities for years before 2019. Management does not currently believe that any tax positions of the Company are materially uncertain enough to require disclosure under these provisions.

Note 2 – Related Parties

Payable to related parties include amounts due to Davis Selected Advisers, L.P. for operational expense allocations and reimbursable marketing expenses incurred by a related company and subsidiary of Davis Selected Advisers, L.P. During 2024, the total amount reimbursed by the Company was $11,371,863. Certain officers and directors of the Company also serve as officers and directors of the Funds. Davis Selected Advisers, L.P. has agreed to make additional capital contributions to the extent required to maintain net capital.

Additionally, Davis Selected Advisers, L.P. provides operating facilities for Company personnel as part of a shared office arrangement.

Note 3 - Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3(2) (ii) of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions are limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $6,607,398 and net capital requirements of $480,946. The ratio of aggregate indebtedness to net capital was 1.09 to 1.

Note 4 – Employees' Retirement Plan

The Company provides a 401(k) plan for its employees including discretionary matching contributions by the Company, up to 10% of employee compensation, subject to plan and statutory limits. For the year ended December 31, 2024, the Company contributed $85,790 under the provisions of the plan.

Note 5 – Contingencies

The Company is involved from time to time in various claims and legal actions in the ordinary course of business. Management does not believe that the impact of such matters will have a material adverse effect on the Company's financial position or results of operations when resolved.

Note 6 – Subsequent Events

Accounting principles generally accepted in the United States of America require the disclosure of the date through which subsequent events (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company evaluated subsequent events through February 28, 2025, which represents the date the accompanying financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2024

NET CAPITAL:	
Shareholders' equity (see Statement of Financial Condition)	$9,069,417
Less nonallowable assets:	
Deferred sales commissions, net	(6,869)
Receivables and other assets	(2,183,316)
Total	(2,190,185)
Net capital before haircut and other deductions	6,879,232
Less haircut on investments:	
Money market mutual funds	(271,834)
Net capital	6,607,398
MINIMUM NET CAPITAL REQUIREMENT – The greater of $25,000 Or 6-2/3% of aggregate indebtedness of $7,214,185	480,946
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,126,452
AGGREGATE INDEBTEDNESS (See Statement of Financial Condition)	$7,214,185
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.09 to 1

The differences that exist between the above net capital computation and the corresponding calculations include the Company's form X-17A-5 Part IIA filing are immaterial.

See notes to financial statements

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF § 240.15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2024

Member exempt under 15c3-3(k)(1)

Davis Distributors, LLC
(a Subsidiary of Davis Selected Advisers, L.P.)
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER § 240.15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2024

Member exempt under 15c3-3(k)(1)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT

R&A CPAs

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Davis Distributors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Davis Distributors, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs PLLC

Tucson, Arizona
February 27, 2025

Davis Distributors, LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2024

Davis Distributors, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. Sections 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3(k)(1) under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1): Limited business as defined by Section 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Davis Distributors, LLC

I, Gary P. Tyc, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Vice-President / Chief Financial Officer